# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantum Biopharma Ltd., CIK 0001771885
CUSIP: 74764Y205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, Ontario Canada (A6), M5J 2H7
Date of event which requires filing of this statement: 07/10/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002072045-25-000001
Filed by CIK 0002072045

## Reporting persons
- Malone Wealth Ventures LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 109,765; shared voting power 0; sole dispositive power 689,421; aggregate amount beneficially owned 689,421 (19.9% of the class)
  Comment: Les Gro

## Item 1. Issuer
Name of issuer: Quantum Biopharma Ltd.
Address of issuer's principal executive offices: 55 UNIVERSITY AVENUE, SUITE 1003, 55 UNIVERSITY AVENUE, SUITE 1003, TORONTO, ONTARIO, CANADA, M5J 2H7.

## Item 2. Person Filing
Name of person filing: Malone Wealth Ventures LLC
Address of principal business office or, if none, residence:
9201 W State St. Ste 126
Boise, ID 83714
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 735148
Percent of class: 19.4
Sole power to vote or to direct the vote: 103601
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 735148
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Malone Wealth Ventures LLC have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities reported herein. No individual client is known to have such interest relating to more than five percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Malone Wealth Ventures LLC: Kevin M Malone, President & CEO (07/10/2025)